





Ideas. Research. Contrarian.

CROFT FUNDS CORP.

800.551.0990 www.CroftFunds.com

Croft Fund Updates

- **Croft Value Fund (CLVFX) awarded 5 stars:**
  Morningstar upgrades the Croft Value Fund to an overall 5-stars rating.

- **Third Quarter Manager Commentary:**
  "As we move forward into the fourth quarter and begin thinking about next year, we wanted to take an opportunity to outline the reasons we have an investment in North American natural gas producers."
  Click here.

- **Performance:**
  CLVFX Continues to Out-Perform - updated figures through September 30, 2009.
  Click here.

- **Upcoming Quarterly Conference Call for Advisors:**
  Quarterly conference call with Kent Croft and Russell Croft on November 19, 2009 2:00PM (EST) (Call details coming in early

VALUE ORIENTED, WITH A CONTRARIAN BENT

- **Generating stock ideas**
- **Established process**
- **Solid performance record**
- **Low turnover**

VIEW PERFORMANCE

Croft Value Fund (CLVFX)

Croft Income Fund (CLINX)

Prospectus (pdf)

ABOUT THE MANAGERS

Kent Croft G. Russell Croft

Portfolio Manager bios

Novemeber.)

LEARN MORE

Croft Value Fund Fact Sheet

Philosophy and process

Commentary

Recent news

About Croft-Leominster, advisor to the Funds

Located in downtown Baltimore at the historic Canton House, Croft-Leominster is a family owned and operated money manager since 1989.

The Croft management team has over 100-years collective experience and manages $600 million in SMA portfolios and two no-load mutual funds for retail investors.

CONTACT CROFT FUNDS

800-551-0990 - **www.croftfunds.com**

Past performance is no guarantee of future results.

Please consider the investment objectives, risks and charges and expenses of the Fund before investing. Before investing, you should carefully read the Fund's prospectus, which contains this and other information about the Fund. Call Croft Funds Corp. at 800-551-0990 for a ***prospectus or download one here.***

Many individual securities may be riskier than the market and experience abrupt short-term price movement and may result in possible loss of money on your investment. The Fund's net asset value, yield and total return may be affected by such movements. The Fund is a managed portfolio and portfolio holdings are subject to change.

Croft Funds Corp. is an investment advisor registered with the Securities and Exchange Commission under the Investment Advisors Act of 1940.

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